Exhibit (a)(1)(K)
FORM OF COVER LETTER TO ELIGIBLE EMPLOYEES
REGARDING THE EXTENSION OF THE ELECTION DEADLINE AND
THE SUPPLEMENT TO THE OFFER TO EXCHANGE ELIGIBLE OPTIONS
[PSC LETTERHEAD]
To: Holders of Eligible Options
As you know, on November 15, 2005 we filed a tender offer statement with the U.S. Securities and Exchange Commission relating to our offer to exchange certain performance options to purchase shares of our Class A common stock, par value $0.01 per share (“Common Stock”), for an exercise price of $25.00 per share granted on March 1, 2000 in connection with that certain Asset Purchase Agreement, dated as of March 1, 2000, by and among Perot Systems Corporation, PSSC Acquisition Corporation, Solutions Consulting, Inc., Mark G. Miller and Sanford B. Ferguson (the “Solutions Purchase Agreement”) for a lesser number of replacement options (the “Offer”). We have filed today an amendment to the Schedule TO regarding, among other things, the extension of the Election Deadline and additional information relating to the Offer, including:
     (i) a Supplement dated December 5, 2005 to the Offer to Exchange Certain Outstanding Stock Options for New Stock Options dated November 15, 2005 (the “Supplement”); and
     (ii) a Revised Form of Nonstatutory Stock Option Agreement for Replacement Options (the “Revised Replacement Option Agreement”).
Copies of the Supplement and the Revised Replacement Option Agreement are enclosed.
Amendment To Schedule TO; Supplement to Offer to Exchange
The Offer is being made upon the terms and subject to the conditions of the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated November 15, 2005 (the “Original Offer to Exchange”), which was previously mailed to you on or about November 15, 2005, as amended and supplemented by the enclosed Supplement. The Offer to Exchange and the Supplement contain information about the Offer, including a set of questions and answers. Please read carefully the Original Offer to Exchange, the Supplement and other materials provided to you in connection with the Offer. These materials contain important information about how you may participate in the Offer and the replacement options you will be eligible to receive if you decide to participate.
Revised Replacement Option Agreement
The Form of Nonstatutory Stock Option Agreement for Replacement Options originally filed as an exhibit to the Schedule TO filed on November 15, 2005 has been revised and amended. The Revised Replacement Option Agreement amends the definition of Sufficient Reason included therein to conform with the definition of Sufficient Reason included in the option agreements relating to the eligible options that you currently hold. You are encouraged to read the enclosed Revised Replacement Option Agreement in its entirety. The enclosed Supplement also contains revised or additional information regarding the Revised Replacement Option Agreement.

Extension of Election Deadline
The Offer officially commenced as of November 15, 2005. The Election Deadline for the Offer (including withdrawal rights), which was originally scheduled to be 6:00 p.m. Eastern Time on December 15, 2005, has been extended. The Offer will now expire at 6:00 p.m. Eastern Time on December 19, 2005, unless further extended by us. Your election to participate in the Offer and any election to withdraw from the Offer must be received by us by the Election Deadline. We currently intend to grant replacement options on or about December 23, 2005.
The procedures for electing to exchange eligible options pursuant to the Offer and for withdrawing a previous election to participate in the Offer have not changed. Please see Sections 5 and 6 of the Original Offer to Exchange for additional information regarding these procedures.
Please note that the Offer materials contain time-sensitive deadlines.
Accepting the Offer
If you elect to participate in the Offer, you must complete and sign the Letter of Transmittal previously mailed to you and send the completed Letter of Transmittal by mail, facsimile or hand delivery to Perot Systems Corporation, Attention: Terri Gibbons, Stock Plan Administrator, M/S D2420, 2300 West Plano Parkway, Plano, Texas 75075 (facsimile: 972-577-6088). Pursuant to the extension of the Offer, your Letter of Transmittal must be received by PSC prior to 6:00 p.m. Eastern Time on December 19, 2005 if you would like to participate in the Offer (unless the Offer is further extended by us).
Rejecting the Offer
If you do not wish to accept the Offer, no action is required on your part. If you accept PSC’s Offer and, during the time that the Offer is open, you decide that you would like to change your election to participate in the Offer and instead reject the Offer, you must sign a Form of Withdrawal of Participation in the Offer (a copy of which was previously mailed to you) and send it by mail, facsimile or hand delivery to Perot Systems Corporation, Attention: Terri Gibbons, Stock Plan Administrator, M/S D2420, 2300 West Plano Parkway, Plano, Texas 75075 (facsimile: 972-577-6088), before 6:00 p.m. Eastern Time on December 19, 2005 (unless the Offer is further extended by us).
Questions/Additional Information
If you have questions about the Offer, or would like to obtain additional copies of the Original Offer to Exchange, the Supplement or any of the other Offer materials, free of charge, you may contact a PSC representative by calling 972-577-5670 between 9:00 a.m. and 6:00 p.m. Eastern Time, Monday through Friday. The Offer materials contain important information for holders of eligible options and should be read carefully by you prior to electing to participate in the Offer. These written materials and other documents may also be obtained free of charge from the Securities and Exchange Commission’s web site at www.sec.gov.
This is a one-time, voluntary offer. Neither we nor our Board of Directors is making any recommendation as to whether you should elect to participate in the Offer. Each eligible holder must make his or her own decision. If you do not accept the Offer, or if we do not accept any eligible options for exchange, you will keep all of your current eligible options, as amended, and they will not be cancelled by us and you will not receive any replacement options.

We are pleased to offer the exchange program and encourage you to read the enclosed materials promptly to determine the value of the Offer to you.
Sincerely,
Thomas D. Williams
Vice President, General Counsel and Secretary
Perot Systems Corporation